Exhibit 23.2

Consent of Independent Auditor

We consent to the incorporation by reference in this Registration Statements on Form S-3/A of Ring Energy, Inc., of our report dated March 1, 2019, relating to Wishbone Energy Partners, LLC’s audited consolidated balance sheets as of December 31, 2018 and 2017, and the related audited consolidated statements of operations, statements of members’ equity and statements of cash flows for the years ended December 31, 2018 and 2017, which report appears in the Form 8-K/A of Ring Energy, Inc. filed with the U.S. Securities and Exchange Commission on June 19, 2019, and to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Moss Adams LLP

Houston, Texas
June 21, 2019